May 27, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes

Re:	DBV Technologies S.A.
Registration Statement on Form S-3
Filed May 19, 2025
File No. 333-287393

Acceleration Request

Requested Date: May 29, 2025

Requested Time: 4:00 p.m. Eastern Time

Dear Tyler Howes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-287393) (the “Registration Statement”), to become effective on May 29, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Richard Segal of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Richard Segal of Cooley LLP at (212) 479 6997.

[Signature page follows]

Very truly yours,

DBV Technologies S.A.

By:	/s/ Daniel Tassé
Daniel Tassé
Chief Executive Officer

cc:	Darah Protas, Cooley LLP
Evan Leitner, Cooley LLP